Preliminary Pricing Supplement ARN-37 (To the Prospectus dated May 4, 2015, the Prospectus Supplement dated May 4, 2015, and the Product Supplement EQUITY INDICES ARN-2 dated June 25, 2015)	Subject to Completion Preliminary Pricing Supplement dated June 30, 2015	Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-202913 and 333-180300-03

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	July , 2015 August , 2015 September , 2016
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to an

International Equity Index Basket

•      Maturity of approximately 14 months

•      3-to-1 upside exposure to increases in the Basket, subject to a capped return of [10% to 14%]

•      The Basket will be comprised of the EURO STOXX 50® Index, the FTSE® 100 Index, the Nikkei Stock Average Index, the Swiss Market Index, the S&P/ASX 200 Index and the Hang Seng® Index. The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.50% and the Hang Seng® Index will be given an initial weight of 5.00%

•      1-to-1 downside exposure to decreases in the Basket, with 100% of your investment at risk

•      All payments occur at maturity and are subject to the credit risk of Credit Suisse AG

•      No periodic interest payments

•      Limited secondary market liquidity, with no exchange listing

•      The notes are senior unsecured debt securities and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction

The notes are being issued by Credit Suisse AG (“Credit Suisse”), acting through one of its branches. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-6 of product supplement EQUITY INDICES ARN-2.

The initial estimated value of the notes as of the pricing date is expected to be between $9.45 and $9.75 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-24 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)(2)	$ 10.00	$
Underwriting discount(1)(2)	$ 0.20	$
Proceeds, before expenses, to Credit Suisse	$ 9.80	$
(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2)	For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

July     , 2015

Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

Summary

The Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction and are not secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Credit Suisse. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the international equity index basket described below (the “Basket”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

The Basket will be comprised of the EURO STOXX 50® Index, the FTSE® 100 Index, the Nikkei Stock Average Index, the Swiss Market Index, the S&P/ASX 200 Index and the Hang Seng® Index (each, a “Basket Component”). On the pricing date, the EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.50% and the Hang Seng® Index will be given an initial weight of 5.00%.

The economic terms of the notes (including the Capped Value) are based on the rate we are currently paying to borrow funds through the issuance of market-linked notes (our “internal funding rate”) and the economic terms of certain related hedging arrangements. Our internal funding rate for market-linked notes is typically lower than a rate reflecting the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit rate”). This difference in borrowing rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. These costs will be effectively borne by you as an investor in the notes, and will be retained by us and MLPF&S or any of our respective affiliates in connection with our structuring and offering of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This range of estimated values reflects terms that are not yet fixed and was determined based on our valuation of the theoretical components of the notes in accordance with our pricing models. These include a theoretical bond component valued using our internal funding rate, and theoretical individual option components valued using mid-market pricing. You will not have any interest in, or rights to, the theoretical components we use to determine the estimated value of the notes. The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-24.

Terms of the Notes		Redemption Amount Determination
Issuer:	Credit Suisse AG (“Credit Suisse”), which may act through its Nassau Branch or its London Branch.	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the Hang Seng® Index (Bloomberg symbol: “HSI”). Each Basket Component is a price return index.
Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:	The average of the values of the Market Measure on each scheduled calculation day occurring during the maturity valuation period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-17 of product supplement EQUITY INDICES ARN-2.
Participation Rate:	300%
Capped Value:	[$11.00 to $11.40] per unit, which represents a return of [10% to 14%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-24.
Joint Calculation Agents:	Credit Suisse International and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), acting jointly.

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY INDICES ARN-2 dated June 25, 2015: http://www.sec.gov/Archives/edgar/data/1053092/000095010315005032/dp57328_424b2-arn2.htm

▪	Prospectus supplement and prospectus dated May 4, 2015: http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/a2224570z424b2.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES ARN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Credit Suisse.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪   You anticipate that the level of the Basket will increase moderately from the Starting Value to the Ending Value.

▪   You are willing to risk a loss of principal and return if the level of the Basket decreases from the Starting Value to the Ending Value.

▪   You accept that the return on the notes will be capped.

▪   You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪      You are willing to forgo dividends or other benefits of owning the stocks included in the Basket Components.

▪      You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪      You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪   You believe that the level of the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪   You seek principal repayment or preservation of capital.

▪   You seek an uncapped return on your investment.

▪   You seek interest payments or other current income on your investment.

▪   You want to receive dividends or other distributions paid on the stocks included in the Basket Components.

▪   You seek an investment for which there will be a liquid secondary market.

▪   You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $11.20 per unit (the midpoint of the Capped Value range of [$11.00 to $11.40]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.
See below table for a further illustration of the range of hypothetical payments at maturity.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Capped Value and term of your investment.

The following table is based on the Starting Value of 100, the Participation Rate of 300% and a hypothetical Capped Value of $11.20 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
105.00	5.00%	$11.20(2)	12.00%
110.00	10.00%	$11.20	12.00%
120.00	20.00%	$11.20	12.00%
130.00	30.00%	$11.20	12.00%
140.00	40.00%	$11.20	12.00%
150.00	50.00%	$11.20	12.00%
160.00	60.00%	$11.20	12.00%

(1) The Starting Value will be set to 100.00 on the pricing date.

(2) The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent hypothetical levels of the Basket, see “The Basket” section below. Each Basket Component is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in any of the Basket Components, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 80.00
= $8.00 Redemption Amount per unit

Example 2
The Ending Value is 102.00, or 102.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 102.00
= $10.60 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.20 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY INDICES ARN-2 identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Basket Components.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our proprietary pricing models. These pricing models consider certain factors, such as our internal funding rate on the pricing date, interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect. Because our pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by us (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar notes of other issuers.

▪	Our internal funding rate for market-linked notes is typically lower than our secondary market credit rates, as further described in “Structuring the Notes” on page TS-24. Because we use our internal funding rate to determine the value of the theoretical bond component, if on the pricing date our internal funding rate is lower than our secondary market credit rates, the initial estimated value of the notes will be greater than if we had used our secondary market credit rates in valuing the notes.

▪	The public offering price you pay for the notes will exceed the initial estimated value. This is due to, among other transaction costs, the inclusion in the public offering price of the underwriting discount and the hedging related charge, as further described in “Structuring the Notes” on page TS-24.

▪	Assuming no change in market conditions or other relevant factors after the pricing date, the market value of your notes may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, the inclusion in the public offering price of the underwriting discount and the hedging related charge and the internal funding rate we used in pricing the notes, as further described in “Structuring the Notes” on page TS-24. These factors, together with customary bid ask spreads, other transaction costs and various credit, market and economic factors over the term of the notes, including changes in the level of the Basket, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. MLPF&S has advised us that any repurchases by them or their affiliates will be made at prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s trading commissions and mark-ups. If you sell your notes to a dealer other than MLPF&S in a secondary market transaction, the dealer may impose its own discount or commission. MLPF&S has also advised us that, at its discretion and for your benefit, assuming no changes in market conditions from the pricing date, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. That higher price reflects costs that were included in the public offering price of the notes, and that higher price may also be initially used for account statements or otherwise. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of companies included in the Basket Components), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components. Due to the different Initial Component Weights, changes in the levels of some Basket Components will have a more substantial impact on the value of the Basket than similar changes in the levels of the other Basket Components.

▪	The index sponsors may adjust their respective Basket Components in a way that affects its level, and have no obligation to consider your interests.

▪	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Basket Components, we, MLPF&S and our respective affiliates do not control any company included in any Basket Component, and are not responsible for any disclosure made by any other company.

▪	Your return on the notes may be affected by factors affecting the international securities markets. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the level of the Basket may be adversely affected by general exchange rate movements in the market.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Considerations” beginning on page PS-26 of product supplement EQUITY INDICES ARN-2.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement EQUITY INDICES ARN-2 dated June 25, 2015.

A “Market Measure Business Day” means a day on which:

(A) each of the Eurex (as to the EURO STOXX 50® Index), the London Stock Exchange (as to the FTSE® 100 Index), the Tokyo Stock Exchange (as to the Nikkei Stock Average Index), the Geneva, Zurich, Basle Stock Exchanges (as to the Swiss Market Index), the Australian Stock Exchange (as to the S&P/ASX 200 Index), and the Stock Exchange of Hong Kong (as to the Hang Seng® Index) (or any successor to the foregoing exchanges) are open for trading; and

(B) the Basket Components or any successors thereto are calculated and published.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of ARNs—Basket Market Measures” beginning on page PS-19 of product supplement EQUITY INDICES ARN-2.

If June 22, 2015 were the pricing date, for each Basket Component, the Initial Component Weight, the closing level, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Level(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
EURO STOXX 50® Index	SX5E	40.00	3,596.07	0.01112325	40.00
FTSE® 100 Index	UKX	20.00	6,825.67	0.00293012	20.00
Nikkei Stock Average Index	NKY	20.00	20,428.19	0.00097904	20.00
Swiss Market Index	SMI	7.50	9,021.37	0.00083136	7.50
S&P/ASX 200 Index	AS51	7.50	5,610.168	0.00133686	7.50
Hang Seng® Index	HSI	5.00	27,080.85	0.00018463	5.00
				Starting Value	100.00

(1)	The actual closing level of each Basket Component and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of ARNs—Basket Market Measures—Determination of the Component Ratio for Each Basket Component” beginning on page PS-20 of product supplement EQUITY INDICES ARN-2 if a Market Disruption Event occurs on the pricing date as to any Basket Component.

(2)	These were the closing levels of the Basket Components on June 22, 2015.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on June 22, 2015 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component on each calculation day during the Maturity Valuation Period and the Component Ratio applicable to such Basket Component. If a Market Disruption Event occurs as to any Basket Component on any scheduled calculation day, the closing level of that Basket Component will be determined as more fully described in the section entitled “Description of ARNs—Basket Market Measures—Ending Value of the Basket” beginning on page PS-21 of product supplement EQUITY INDICES ARN-2.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 2008 through May 2015. The graph is based upon actual month-end historical levels of the Basket Components, hypothetical Component Ratios based on the closing levels of the Basket Components as of December 31, 2007, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the index sponsors. The index sponsors, which license the copyright and all other rights to the Basket Components, have no obligation to continue to publish, and may discontinue publication of, the Basket Components. The consequences of the index sponsors discontinuing publication of the Basket Components are discussed in the section entitled “Description of ARNs—Discontinuance of an Index” beginning on page PS-19 of product supplement EQUITY INDICES ARN-2. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Basket Components or any successor indices.

The EURO STOXX 50® Index

The EURO STOXX 50® Index (the “SX5E”) is composed of 50 component stocks of market sector leaders from within the EURO STOXX® Supersector indices in terms of free float market capitalization, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. The STOXX Europe 600® Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries. The SX5E was created by STOXX Limited, a joint venture between Deutsche Börse AG and SIX Group AG. Publication of the SX5E began on February 26, 1998, based on an initial index level of 1,000 at December 31, 1991. The SX5E is published in The Wall Street Journal and disseminated on the STOXX Limited website, which sets forth, among other things, the country and industrial sector weightings of the securities included in the SX5E, and updates these weightings at the end of each quarter. The SX5E is reported by Bloomberg under the ticker symbol “SX5E.”

On March 1, 2010, STOXX Limited announced the removal of the “Dow Jones” prefix from all of its indices, including the SX5E.

Methodology of the SX5E

The composition of the SX5E is reviewed annually in September, based on the closing stock data on the last trading day in August. The component stocks are announced on the first trading day in September. Changes in the composition of the SX5E are made to ensure that the SX5E includes 50 market sector leaders from within the SX5E. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.

The composition of the SX5E is also reviewed monthly to ensure that component stocks still remain eligible for inclusion. The announcement will be on the first trading day of the month after close of the relevant markets. Any resulting changes from the monthly review are implemented on the close of the fifth trading day following the monthly review and are effective the next trading day. All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. The announcement will be on the first trading day of the month after market close. The implementation is effected together with that of the STOXX Total Market Indices. A current list of the issuers that comprise the SX5E is available on the STOXX Limited website. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this term sheet.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. Each component’s weight is capped at 10% of the SX5E’s total free float market capitalization.

The SX5E is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the SX5E composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Computation of the SX5E

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Index value can be expressed as follows:

Index =	free float market capitalization of the Index
divisor of the Index

The “free float market capitalization of the Index” is equal to the sum of the product of the price, number of shares outstanding and free float factor for each component stock as of the time the Index is being calculated. The free float factor reduces the number of shares outstanding to the actual amount available on the market. All fractions of the total number of shares that are larger than 5% and whose holding is of a long-term nature are excluded from the index calculation. The free float factor typically excludes cross-ownership (stock owned either by the company itself or other companies), government ownership, private ownership, and restricted shares that cannot be traded during a certain period or have a foreign ownership restriction. Block ownership is not applied for holdings of custodian nominees, trustee companies, mutual funds, investment companies with short-term investment strategies, pension funds and similar entities.

The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of SX5E values despite changes due to corporate actions. All corporate actions and dividends are implemented at the effective date (ex-date); i.e., with corporate actions where cash or other corporate assets are distributed to shareholders, the price of the stock will decrease on the ex-date. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable). If the new shares

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

have a dividend disadvantage —i.e., the new shares have a different dividend from that paid on the old shares — the price for these new shares will be adjusted according to the gross dividend amount. The divisor may increase, decrease or be held constant.

DIVISOR:	Decrease

A) Cash dividend (applies to return indices only)

adjusted price (net return) = closing price − announced dividend * (1 − withholding tax)

adjusted price (gross return) = closing price − announced dividend

DIVISOR:	Decrease	B) Special Cash dividend (applies to price and return indices) adjusted price = closing price − announced dividend * (1 − withholding tax if applicable)
DIVISOR:	Constant	C) Split and Reverse Split adjusted price = closing price * A / B new number of shares = old number of shares * B / A
DIVISOR:	Increase	D) Rights Offering adjusted price = (closing price * A + subscription price * B) / (A + B) new number of shares = old number of shares * (A + B) / A
DIVISOR:	Constant	E) Stock Dividend adjusted price = closing price * A / (A + B) new number of shares = old number of shares * (A + B) / A
Decrease

F) Stock Dividend (from treasury stock)

If treated as regular cash dividend, only the return indices are adjusted.

adjusted price = closing price – closing price * B / (A + B)

If treated as extraordinary dividend, the price and the return indices are adjusted.

adjusted price = closing price – closing price * B / (A + B)

DIVISOR:	Decrease	G) Stock Dividend of a Different Company Security adjusted price = (closing price * A − price of the different company security * B) / A
DIVISOR:	Decrease	H) Return of Capital and Share Consolidation adjusted price = (closing price − capital return announced by company * (1 − withholding tax)) * A / B new number of shares = old number of shares * B / A
DIVISOR:	Decrease

I) Repurchase Shares-Self-Tender

adjusted price = ((price before tender * old number of shares) − (tender price * number of tendered shares)) / (old number of shares − number of tendered shares)

new number of shares = old number of shares − number of tendered shares

DIVISOR:	Decrease	J) Spinoff adjusted price = (closing price * A − price of spun-off shares * B) / A
DIVISOR:		K) Combination Stock Distribution (Dividend or Split) and Rights Offering Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held:
Increase

● If rights are applicable after stock distribution (one action applicable to other)

adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)]

new number of shares = old number of shares * [(A + B) * (1 + C / A)] / A

Increase

● If stock distribution is applicable after rights (one action applicable to other)

adjusted price = [closing price * A + subscription price * C] / [(A + C) * (1 + B / A)]

new number of shares = old number of shares * [(A + C) * (1 + B / A)] / A

DIVISOR:	Increase

● Stock distribution and rights (neither action is applicable to the other)

adjusted price = [closing price * A + subscription price * C] / [A + B + C]

new number of shares = old number of shares * [A + B + C] / A

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Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

L) Addition/Deletion of a Company No price adjustments are made. The net change in market capitalization determines the divisor adjustment.
M) Free float and Share Changes No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

The following graph shows the monthly historical performance of the SX5E in the period from January 2008 through May 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 22, 2015, the closing level of the SX5E was 3,596.07.

Historical Performance of the EURO STOXX 50® Index

This historical data on the SX5E is not necessarily indicative of the future performance of the SX5E or what the value of the notes may be. Any historical upward or downward trend in the level of the SX5E during any period set forth above is not an indication that the level of the SX5E is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the SX5E.

License Agreement

We have entered into an agreement with STOXX Limited providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the SX5E, which is owned and published by STOXX Limited, in connection with certain securities, including the notes.

STOXX Limited and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the SX5E and the related trademarks for use in connection with the notes.

STOXX Limited and its Licensors do not sponsor, endorse, sell or promote the notes; recommend that any person invest in the notes; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes; have any responsibility or liability for the administration, management or marketing of the notes; or consider the needs of the notes or the owners of the notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX Limited and its Licensors will not have any liability in connection with the notes. Specifically, STOXX Limited and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about: the results to be obtained by the notes, the owners of the notes or any other person in connection with the use of the SX5E and the data included in the SX5E; the accuracy or completeness of the SX5E and its data; and the merchantability and the fitness for a particular purpose or use of the SX5E and its data. STOXX Limited and its Licensors will have no liability for any errors, omissions or interruptions in the SX5E or its data. Under no circumstances will STOXX Limited or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or its Licensors knows that they might occur. The licensing agreement between us and STOXX Limited is solely for our benefit and the benefit of STOXX Limited and not for the benefit of the owners of the notes or any other third parties.

The FTSE® 100 Index

The FTSE® 100 Index (the “UKX”) is a market-capitalization weighted index calculated, published and disseminated by FTSE, an independent company wholly owned by the London Stock Exchange Group (the “LSE”). The UKX is designed to measure the composite performance of the 100 largest UK domiciled blue chip companies that pass screening for size and liquidity traded on the

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

LSE. The UKX was launched on January 3, 1984 and has a base date of December 30, 1983. The UKX is reported by Bloomberg under the ticker symbol “UKX.”

The UKX is calculated by (i) multiplying the per share price of each stock included in the UKX by the number of outstanding shares and by the free float factor applicable to such stock, (ii) calculating the sum of all these products (such sum referred to hereinafter as the “FTSE Aggregate Market Value”) as of the starting date of the UKX and (iii) dividing the FTSE Aggregate Market Value by a divisor which represents the total issued share capital of the UKX on the base date and which can be adjusted to allow changes in the issued share capital of individual underlying stocks (including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits) to be made without distorting the UKX. Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire index than will movements in share prices of companies with relatively smaller market capitalization.

The 100 stocks included in the UKX (the “FTSE 100 Index Underlying Stocks”) were selected from a reference group of stocks trading on the LSE which were selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The FTSE 100 Index Underlying Stocks were selected from this reference group by selecting 100 stocks with the largest market value. A list of the issuers of the FTSE 100 Index Underlying Stocks is available from FTSE. The UKX is reviewed quarterly by the FTSE Europe/Middle East/Africa Regional Committee (the “Committee”) in order to maintain continuity in the level. The FTSE 100 Index Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the removal and replacement of a stock from the UKX if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased to be a viable component of the UKX. To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market value.

The following graph shows the monthly historical performance of the UKX in the period from January 2008 through May 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 22, 2015, the closing level of the UKX was 6,825.67.

Historical Performance of the FTSE® 100 Index

This historical data on the UKX is not necessarily indicative of the future performance of the UKX or what the value of the notes may be. Any historical upward or downward trend in the level of the UKX during any period set forth above is not an indication that the level of the UKX is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the UKX.

License Agreement

Credit Suisse or one of its affiliates has entered into a non-exclusive license agreement with FTSE, whereby Credit Suisse and its affiliates and subsidiary companies and certain of its affiliates, in exchange for a fee, will be permitted to use the FTSE® 100 Index, which is owned and published by FTSE, in connection with certain products, including the notes.

Neither FTSE nor the LSE makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in structured products generally or in the notes particularly, or the ability of the FTSE® 100 Index to track general stock market performance. FTSE and the LSE’s only relationship with Credit Suisse is the licensing of certain trademarks and trade names of FTSE, respectively, without regard to us or the notes. FTSE and the LSE have no obligation to take the needs of us or the holders of the notes into consideration in determining, composing or calculating the FTSE® 100 Index Neither FTSE nor the LSE is responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

the determination or calculation of the amount due at maturity of the notes. Neither FTSE nor the LSE has any obligation or liability in connection with the administration, marketing or trading of the notes.

The notes are not in any way sponsored, endorsed, sold or promoted by FTSE or the LSE, and neither FTSE nor the LSE makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE® 100 Index and/or the figure at which the said component stands at any particular time on any particular day or otherwise. The FTSE® 100 Index is compiled and calculated by FTSE. However, neither FTSE nor the LSE shall be liable (whether in negligence or otherwise) to any person for any error in the FTSE® 100 Index and neither FTSE nor the LSE shall be under any obligation to advise any person of any error therein.

“FTSE®,” “FTSETM,” “FT-SE®” and “Footsie®” are trademarks of the London Stock Exchange Group companies and are used by FTSE International Limited under license. “All-World,” “All-Share” and “All-Small” are trademarks of FTSE International Limited.

The Nikkei Stock Average Index

The Nikkei Stock Average (the “NKY”) is a stock index calculated, published and disseminated by Nikkei Inc., the index sponsor of the NKY, which measures the composite price performance of certain Japanese stocks. The NKY currently is based on 225 underlying stocks trading on the Tokyo Stock Exchange (the “TSE”) representing a broad cross-section of Japanese industries. ETFs, REITs, preferred stocks, preferred securities and tracking stocks are excluded. All 225 components of the NKY are listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. The index rules require that the 75 most liquid issues (one-third of the components of the NKY) be included in the NKY.

Standards for Listing and Maintenance

The NKY is reviewed annually at the beginning of October. Stocks with high market liquidity are added and those with low liquidity are deleted. At the same time, to take into account changes in industry structure, the index sponsor examines the balance of the sectors, in terms of the number of constituents. Liquidity of a stock is assessed by the two measures: “trading value” and “magnitude of price fluctuation by volume,” which is calculated as (High price/Low price) / Volume. Among stocks on the TSE First Section, the top 450 stocks in terms of liquidity are selected to form the “high liquidity group”. Those constituents not in the high liquidity group are deleted. Those non-constituent stocks which are in the top 75 of the high liquidity group are added. After the liquidity deletions and additions, constituents are deleted and added to balance the number of constituents among sectors, and to make the total number of the constituents equal 225.

The 225 companies included in the NKY are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. The six sector categories are divided into 36 industrial classifications as follows:

•	Technology—Pharmaceuticals, Electrical Machinery, Automobiles and Auto parts, Precision Machinery, Telecommunications;

•	Financials—Banks, Miscellaneous Financial Services, Securities, Insurance;

•	Consumer Goods—Marine Products, Food, Retail, Services;

•	Materials—Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading Companies;

•	Capital Goods/Others—Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

•	Transportation and Utilities—Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

Among the 450 “high liquidity” stocks, half of those that belong to any sector are designated as the “appropriate number of stocks” for that sector. The actual number of constituents in a sector is then compared with its “appropriate number,” and if the actual number is larger or smaller than the “appropriate number,” then components are deleted or added, as necessary. Stocks to be deleted are selected from stocks with lower liquidity and stocks to be added are selected from stocks with higher liquidity. Stocks selected according to the foregoing procedures are candidates for addition or deletion, as applicable, and the final determinations will be made by the index sponsor.

The NKY is also reviewed on an ongoing basis in response to extraordinary developments, such as bankruptcies or mergers. Any stock removed from the TSE First Section due to any of the following reasons will be removed from the NKY: (i) bankruptcy, including filing for Corporate Reorganization Act, Civil Rehabilitation Act, or liquidation; (ii) corporate restructuring such as merger, share exchange or share transfer; (iii) excess debt or other reasons; or (iv) transfer to the TSE Second Section. In addition, component stocks designated as “securities under supervision” become deletion candidates. However, the decision to delete such candidates will be made by examining the sustainability and the probability of delisting for each individual case. Upon deletion of a stock from the NKY, the index sponsor will generally select as a replacement the most liquid stock that is both in the “high liquidity group” and in the same sector as the deleted stock. When deletions are known in advance, replacements may be selected as part of the periodic review process or by using similar procedures.

Calculation of the NKY

The NKY is a modified price-weighted index (i.e., a stock’s weight in the NKY is based on its price per share rather than the total market capitalization of the issuer) where the sum of the constituent stock prices, adjusted by the presumed par value, is divided by a divisor.

The NKY is calculated by (i) converting the component stocks that do not have a par value of 50 yen to 50 yen par value, as described below, (ii) calculating the sum of the adjusted share prices of each component stock and (iii) dividing such sum by a divisor. Most listed companies in Japan have a par value of 50 yen. All companies included in the NKY are given an equal weighting based on a par value

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Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

of 50 yen. Stocks with irregular par values are modified to reflect a 50 yen par value. For example, a stock with a 500 yen par value will have its share price divided by 10 to give a 50 yen par value price. The level of the NKY is calculated every 15 seconds during TSE trading hours.

In order to maintain continuity in the NKY in the event of certain changes due to non-market factors affecting the component stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the divisor used in calculating the NKY is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the NKY. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any component stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable weight factor and divided by the new divisor (i.e., the level of the NKY immediately after such change) will equal the level of the NKY immediately prior to the change. For the NKY, presumed par value may be changed for large scale splits and reverse splits. The divisor is not changed in these cases.

The following graph shows the monthly historical performance of the NKY in the period from January 2008 through May 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 22, 2015, the closing level of the NKY was 20,428.19.

Historical Performance of the Nikkei Stock Average Index

This historical data on the NKY is not necessarily indicative of the future performance of the NKY or what the value of the notes may be. Any historical upward or downward trend in the level of the NKY during any period set forth above is not an indication that the level of the NKY is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Nikkei Stock Average Index.

License Agreement

The NKY is the intellectual property of Nikkei Inc., formerly known as Nihon Keizai Shimbun, Inc. “Nikkei,” “Nikkei 225” and “Nikkei Stock Average” are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the NKY.

The notes are not in any way sponsored, endorsed or promoted by Nikkei Inc. Nikkei Inc. does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the NKY or the figure at which the NKY stands at any particular day or otherwise. The NKY is compiled and calculated solely by Nikkei Inc. However, Nikkei Inc. shall not be liable to any person for any error in the NKY and Nikkei Inc. shall not be under any obligation to advise any person, including a purchaser or seller of the notes, of any error therein. In addition, Nikkei Inc. gives no assurance regarding any modification or change in any methodology used in calculating the NKY and is under no obligation to continue the calculation, publication and dissemination of the NKY.

The Swiss Market Index

The Swiss Market Index (Bloomberg ticker “SMI”):

▪	was first launched with a base level of 1,500 as of June 30, 1988; and

▪	is sponsored, calculated, published and disseminated by the SIX Swiss Exchange.

The Swiss Market Index is a price return float-adjusted market capitalization-weighted index of the 20 largest stocks traded on the SIX Swiss Exchange. The Management Committee of SIX Swiss Exchange is supported by an Index Commission (advisory board) in all

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Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

index-related matters, notably in connection with changes to the Swiss Market Index rules and adjustments, additions and exclusions outside of the established review and acceptance period. The Index Commission meets at least twice annually.

Index Composition and Selection Criteria

The Swiss Market Index is comprised of the 20 highest ranked stocks traded on the SIX Swiss Exchange that have a free float of 20% or more and that are not investment companies. The equity universe is largely Swiss domestic companies; however, in some cases, foreign issuers with a primary listing on the SIX Swiss Exchange or investment companies that do not hold any shares of any other eligible company and that have a primary listing on the SIX Swiss Exchange may be included.

The ranking of each security is determined by a combination of the following criteria:

▪	average free-float market capitalization (compared to the capitalization of the entire SIX Swiss Exchange index family), and

▪	cumulative on order book turnover (compared to the total turnover of the SIX Swiss Exchange index family).

Each of these two factors is assigned a 50% weighting in ranking the stocks eligible for the Swiss Market Index.

The Swiss Market Index is reconstituted annually after prior notice of at least two months on the third Friday in September after the close of trading.

The reconstitution is based on data from the previous July 1 through June 30. Provisional interim selection (ranking) lists are also published following the end of the third, fourth and first financial quarters.

In order to reduce turnover, an index constituent will not be replaced unless it is ranked below 23 or, if it is ranked 21 or 22, if another share ranks 18 or higher. If a company has primary listings on several exchanges and less than 50% of that company’s total turnover is generated on the SIX Swiss Exchange, it will not be included in the Swiss Market Index unless it ranks at least 18 or better on the selection list on the basis of its turnover alone (i.e., without considering its free float).

Maintenance of the Swiss Market Index

Constituent Changes. In the case of major market changes as a result of capital events such as mergers or new listings, the Management Committee of SIX Swiss Exchange can decide at the request of the Index Commission that a security should be admitted to the Swiss Market Index outside the annual review period as long as it clearly fulfills the criteria for inclusion. For the same reasons, a security can also be excluded if the requirements for admission to the Swiss Market Index are no longer fulfilled. As a general rule, extraordinary acceptances into the Swiss Market Index take place after a three-month period on a quarterly basis after the close of trading on the third Friday of March, June, September and December (for example, a security listed on or before the fifth trading day prior to the end of November cannot be included until the following March). An announced insolvency is deemed to be an extraordinary event and the security will be removed from the Swiss Market Index with five trading days’ prior notice if the circumstances permit such notice.

Number of Shares and Free Float. The securities included in the Swiss Market Index are weighted according to their free float. This means that shares deemed to be in firm hands are subtracted from the total market capitalization of that company. The free float is calculated on the basis of outstanding shares. Issued and outstanding equity capital is, as a rule, the total amount of equity capital that has been fully subscribed and wholly or partially paid in and documented in the Commercial Register. Not counting as issued and outstanding equity capital are the approved capital and the conditional capital of a company. The free float is calculated on the basis of listed shares only. If a company offers several different categories of listed participation rights, each is treated separately for purposes of index calculation.

Shares held deemed to be in firm hands are shareholdings that have been acquired by one person or a group of persons in companies domiciled in Switzerland and which, upon exceeding 5%, have been reported to the SIX Swiss Exchange. Shares of persons and groups of persons who are subject to a shareholder agreement which is binding for more than 5% of the listed shares or who, according to publicly known facts, have a long-term interest in a company, are also deemed to be in firm hands.

For the calculation of the number of shares in firm hands, the SIX Swiss Exchange may also use other sources than the reports submitted to it. In particular, the SIX Swiss Exchange may use data gained from issuer surveys that it conducts itself.

In general, shares held by custodian nominees, trustee companies, investment funds, pension funds and investment companies are deemed free-floating regardless whether a report has been made to the SIX Swiss Exchange. The SIX Swiss Exchange classifies at its own discretion persons and groups of persons who, because of their area of activity or the absence of important information, cannot be clearly assigned.

The free-float rule applies only to bearer shares and registered shares. Capital issued in the form of participation certificates and bonus certificates is taken into full account in calculating the Swiss Market Index because it does not confer voting rights.

The number of securities in the Swiss Market Index and the free-float factors are adjusted after the close of trading on four adjustment dates per year, the third Friday of March, June, September and December. Such changes are pre-announced at least one month before the adjustment date, although the index sponsor reserves the right to take account of recent changes before the adjustment date in the actual adjustment, so the definite new securities are announced five trading days before the adjustment date.

In order to avoid frequent slight changes to the weighting and to maintain the stability of the Swiss Market Index, any extraordinary change of the total number of outstanding securities or the free float will only result in an extraordinary adjustment if it exceeds 10% and 5% respectively and is in conjunction with a corporate action.

Accelerated Return Notes®	TS-16

Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

After a takeover, SIX Swiss Exchange may, in exceptional cases, adjust the free float of a company upon publication of the end results after a five-day notification period or may exclude the security from the relevant index family. When an insolvency has been announced, an extraordinary adjustment will be made and the affected security will be removed from the Swiss Market Index after five trading days’ notice.

The index sponsor reserves the right to make an extraordinary adjustment, in exceptional cases, without observing the notification period.

Calculation of the Swiss Market Index

The index sponsor calculates the Swiss Market Index using the “Laspeyres formula,” with a weighted arithmetic mean of a defined number of securities issues. The formula for calculating the index value can be expressed as follows:

Index =	Free Float Market Capitalization of the index Divisor

The “free float market capitalization of the index” is equal to the sum of the product of the last-paid price, the number of shares, the free-float factor and, if a foreign stock is included, the current CHF exchange rate as of the time the index value is being calculated. The index value is calculated in real time and is updated whenever a trade is made in a component stock. Where any index component stock price is unavailable on any trading day, SIX Swiss Exchange will use the last reported price for such component stock. Only prices from the SIX Swiss Exchange’s electronic order book are used in calculating the Swiss Market Index.

Divisor Value and Adjustments

The divisor is a technical number used to calculate the Swiss Market Index and is adjusted to reflect changes in market capitalization due to corporate events, and is adjusted by SIX Swiss Exchange to reflect corporate events, as described in the Swiss Market Index rules.

The following graph shows the monthly historical performance of the Swiss Market Index in the period from January 2008 through May 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 22, 2015, the closing level of the Swiss Market Index was 9,021.37.

Historical Performance of the Swiss Market Index

This historical data on the Swiss Market Index is not necessarily indicative of the future performance of the Swiss Market Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Swiss Market Index during any period set forth above is not an indication that the level of the Swiss Market Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Swiss Market Index.

License Agreement

These notes are not in any way sponsored, endorsed, sold or promoted by the SIX Swiss Exchange and the SIX Swiss Exchange makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained from the use of the Swiss Market Index and/or the figure at which the Swiss Market Index stands at any particular time on any particular day or otherwise.

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Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

However, the SIX Swiss Exchange shall not be liable (whether in negligence or otherwise) to any person for any error in the Swiss Market Index and the SIX Swiss Exchange shall not be under any obligation to advise any person of any error therein.

SIX Group, SIX Swiss Exchange, SPI, Swiss Performance Index (SPI), SPI EXTRA, SPI ex SLI, SMI, Swiss Market Index (SMI), SMI MID (SMIM), SMI Expanded, SXI, SXI Real Estate, SXI Swiss Real Estate, SXI Life Sciences, SXI Bio+Medtech, SLI, SLI Swiss Leader Index, SBI, SBI Swiss Bond Index, SAR, SAR SWISS AVERAGE RATE, SARON, SCR, SCR SWISS CURRENT RATE, SCRON, SAION, SCION, VSMI and SWX Immobilienfonds Index are trademarks that have been registered in Switzerland and/or abroad by SIX Group Ltd respectively SIX Swiss Exchange. Their use is subject to a license.

The S&P/ASX 200 Index

The S&P/ASX 200 Index (Bloomberg ticker “AS51”):

▪	was first launched in 1979 by the Australian Securities Exchange and was acquired and re-launched by its current index sponsor on April 3, 2000; and

▪	is sponsored, calculated, published and disseminated by S&P Dow Jones Indices LLC (“S&P”).

The S&P/ASX 200 Index includes 200 companies and covers approximately 80% of the Australian equity market by market capitalization. As discussed below, the S&P/ASX 200 Index is not limited solely to companies having their primary operations or headquarters in Australia or to companies having their primary listing on the Australian Securities Exchange (the “ASX”). All ordinary and preferred shares (if such preferred shares are not of a fixed income nature) listed on the ASX, including secondary listings, are eligible for the S&P/ASX 200 Index. Hybrid stocks, bonds, warrants, preferred stock that provides a guaranteed fixed return and listed investment companies are not eligible for inclusion.

The S&P/ASX 200 Index is intended to provide exposure to the largest 200 eligible securities that are listed on the ASX by float-adjusted market capitalization. Constituent companies for the S&P/ASX 200 Index are chosen based on market capitalization, public float and liquidity. All index-eligible securities that have their primary or secondary listing on the ASX are included in the initial selection of stocks from which the 200 index stocks may be selected.

The float-adjusted market capitalization of companies is determined based on the daily average market capitalization over the last six months. The security’s price history over the last six months, the latest available shares on issue and the investable weight factor (the “IWF”), are the factors relevant to the calculation of daily average market capitalization. The IWF is a variable that is primarily used to determine the available float of a security for ASX listed securities.

Number of Shares

When considering the index eligibility of securities for inclusion or promotion into S&P/ASX indices, the number of index securities under consideration is based upon the latest available ASX quoted securities. For domestic securities (companies incorporated in Australia and traded on the ASX, companies incorporated overseas but exclusively listed on the ASX and companies incorporated overseas and traded on other markets but most of its trading activity is on the ASX), this figure is purely based upon the latest available data from the ASX.

Foreign-domiciled securities may quote the total number of securities on the ASX that is representative of their global equity capital; whereas other foreign-domiciled securities may quote securities on the ASX on a partial basis that represents their Australian equity capital. In order to overcome this inconsistency, S&P will quote the number of index securities that are represented by CHESS Depositary Interests (“CDIs”) for a foreign entity. When CDIs are not issued, S&P will use the total securities held on the Australian register (CHESS and, where supplied, the issuer sponsored register). This quoted number for a foreign entity is representative of the Australian equity capital, thereby allowing the S&P/ASX 200 Index to be increasingly reflective of the Australian market.

The number of CDIs or shares of a foreign entity quoted on the ASX can experience more volatility than is typically the case for ordinary shares on issue. Therefore, an average number on issue will be applied over a six-month period.

Where CDI information is not supplied to the ASX by the company or the company’s share register, estimates for Australian equity capital will be drawn from CHESS data and, ultimately, registry-sourced data.

IWF

The IWF represents the float-adjusted portion of a stock’s equity capital. Therefore any strategic holdings that are classified as either corporate, private or government holdings reduce the IWF which, in turn, results in a reduction in the float-adjusted market capital.

The IWF ranges between 0 and 1, is calculated as 1 – Sum of the % held by strategic shareholders who possess 5% or more of issued shares, and is an adjustment factor that accounts for the publicly available shares of a company. A company must have a minimum IWF of 0.3 to be eligible for index inclusion.

S&P Dow Jones Indices identifies the following shareholders whose holdings are considered to be control blocks and are subject to float adjustment:

1. Government and government agencies;

2. Controlling and strategic shareholders/partners;

3. Any other entities or individuals which hold more than 5%, excluding insurance companies, securities companies and investment funds; and

4. Other restricted portions such as treasury stocks.

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Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

Liquidity Test

Only stocks that are regularly traded are eligible for inclusion. Eligible stocks are considered for index inclusion based on their stock median liquidity (median daily value traded divided by its average float-adjusted market capitalization for the last six months relative to the market capitalization weighted average of the stock median liquidities of the 500 constituents of the All Ordinaries index, another member of the S&P/ASX index family).

Maintenance of the S&P/ASX 200 Index

S&P rebalances constituents quarterly to ensure adequate market capitalization and liquidity using the previous six months’ data to determine index eligibility. Quarterly review changes take effect the third Friday of March, June, September and December. Eligible stocks are considered for index inclusion based on their float-adjusted market capitalization rank relative to the stated quota of 200 securities. For example, a stock that is currently in the S&P/ASX 300 and is ranked at 175, based on float-adjusted market capitalization, within the universe of eligible securities may be considered for inclusion into the S&P/ASX 200 Index, provided that liquidity hurdles are met.

In order to limit the level of index turnover, eligible securities will only be considered for index inclusion once another stock is excluded due to a sufficiently low rank and/or liquidity, based on the float-adjusted market capitalization. Potential index inclusions and exclusions need to satisfy buffer requirements in terms of the rank of the stock relative to a given index. The buffers are established to limit the level of index turnover that may take place at each quarterly rebalancing.

Between rebalancing dates, an index addition is generally made only if a vacancy is created by an index deletion. Index additions are made according to float-adjusted market capitalization and liquidity. An initial public offering is added to the S&P/ASX 200 Index only when an appropriate vacancy occurs and is subject to proven liquidity for at least two months. An exception may be made for extraordinary large offerings where sizeable trading volumes justify index inclusion.

Deletions can occur between index rebalancing dates due to acquisitions, mergers and spin-offs or due to suspension or bankruptcies. The decision to remove a stock from the S&P/ASX 200 Index will be made once there is sufficient evidence that the transaction will be completed. Stocks that are removed due to mergers and acquisitions are removed from the S&P/ASX 200 Index at the cash offer price for cash-only offers. Otherwise, the best available price in the market is used.

Share numbers for all index constituents are updated quarterly and are rounded to the nearest thousand. The update to the number of issued shares will be considered if the change is at least 5% of the float adjusted shares or $100 million in value.

Share updates for foreign-domiciled securities will take place annually at the March rebalancing. The update to the number of index shares will only take place when the six-month average of CDIs or the Total Securities held in the Australian branch of issuer sponsored register (where supplied) and in CHESS, as of the March rebalancing, differs from the current index shares by either 5% or a market-cap dollar amount greater than A$ 100 million. Where CDI information is not supplied to the ASX by the company or the company’s share register, estimates for Australian equity capital will be drawn from CHESS data and, ultimately, registry-sourced data.

Intra-quarter share changes are implemented at the effective date or as soon as reliable information is available; however, they will only take place in the following circumstances:

▪	changes in a company’s float-adjusted shares of 5% or more due to market-wide shares issuance;

▪	rights issues, bonus issues and other major corporate actions; and

▪	share issues resulting from index companies merging and major off-market buy-backs.

Share changes due to mergers or acquisitions are implemented when the transaction occurs, even if both of the companies are not in the same index and regardless of the size of the change.

IWFs are reviewed annually as part of the September quarterly review. However, any event that alters the float of a security in excess of 5% will be implemented as soon as practicable by an adjustment to the IWF.

The function of the IWF is also to manage the index weight of foreign-domiciled securities that quote shares on the basis of CDIs. Due to the volatility that is displayed by CDIs, unusually large changes in the number of CDIs on issue could result. Where this is the case, the IWF may be used to limit the effect of unusually large changes in the average number of CDIs (and, thereby, limit the potential to manipulate this figure). Where the Australian Index Committee sees fit to apply the IWF in this manner, the rationale for the decision will be announced to the market. This will be reviewed annually at the March-quarter index rebalancing date.

Calculation of the S&P/ASX 200 Index

The S&P/ASX 200 Index is calculated using a base-weighted aggregate methodology. The value of the S&P/ASX 200 Index on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the price of each stock in the S&P/ASX 200 Index times the number of shares of such stock included in the S&P/ASX 200 Index times that stock’s IWF, and the denominator of which is the divisor, which is described more fully below.

In order to prevent the value of the S&P/ASX 200 Index from changing due to corporate actions, all corporate actions may require S&P to make an index or divisor adjustment, as described in S&P’s rules. This helps maintain the value of the S&P/ASX 200 Index and ensures that the movement of the S&P/ASX 200 Index does not reflect the corporate actions of the individual companies that comprise the S&P/ASX 200 Index.

In situations where an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing price of the indices based on (1) the closing prices published by the exchange

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Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

or (2) if no closing price is available, the last regular trade reported for each security before the exchange closed. If the exchange fails to open due to unforeseen circumstances, S&P treats this closure as a standard market holiday. The S&P/ASX 200 Index will use the prior day’s closing prices and shifts any corporate actions to the following business day. If all exchanges fail to open or in other extreme circumstances, S&P may determine not to publish the S&P/ASX 200 Index for that day.

S&P reserves the right to recalculate the S&P/ASX 200 Index under certain limited circumstances.

The following graph shows the monthly historical performance of the S&P/ASX 200 Index in the period from January 2008 through May 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 22, 2015, the closing level of the S&P/ASX 200 Index was 5,610.168.

Historical Performance of the S&P/ASX 200 Index

This historical data on the S&P/ASX 200 Index is not necessarily indicative of the future performance of the S&P/ASX 200 Index or what the value of the notes may be. Any historical upward or downward trend in the level of the S&P/ASX 200 Index during any period set forth above is not an indication that the level of the S&P/ASX 200 Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the S&P/ASX 200 Index.

License Agreement

The "S&P/ASX 200 Index" (the “AS51”) is a product of S&P, and has been licensed for use by us. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P Financial”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); “Standard & Poor’s®,” “S&P/ASX 200®” and “S&P®” are trademarks of S&P Financial; and these trademarks have been licensed for use by S&P and sublicensed for certain purposes by us. The notes are not sponsored, endorsed, sold or promoted by S&P, Dow Jones, S&P Financial, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P/ASX 200 Index to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the S&P/ASX 200 Index is the licensing of the S&P/ASX 200 Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P/ASX 200 Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes. S&P Dow Jones Indices have no obligation to take our needs or the owners of notes into consideration in determining, composing or calculating the S&P/ASX 200 Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P/ASX 200 Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P/ASX 200 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND

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EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P/ASX 200 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

The Hang Seng® Index

The Hang Seng® Index is calculated, maintained and published by Hang Seng Indexes Company Limited (“HSIL”), a wholly owned subsidiary of Hang Seng Bank, in concert with the HSI Advisory Committee and was first developed, calculated and published on November 24, 1969. The Hang Seng® Index is a free float-adjusted market capitalization weighted stock market index that is designed to reflect the performance of the Hong Kong stock market.

Only companies with a primary listing on the main board of the Stock Exchange of Hong Kong (“SEHK”) are eligible as constituents of the Hang Seng® Index. Mainland China enterprises that have an H-share listing in Hong Kong will not be eligible for inclusion in the Hang Seng® Index unless the company has no unlisted share capital. In addition, to be eligible for selection, a company: (1) must be among those that constitute the top 90% of the total market value of all primary listed shares on the SEHK (the market value of a company refers to the average of its month-end market capitalizations for the past 12 months); (2) must be among those that constitute the top 90% of the total turnover of all primary listed shares on the SEHK in a sufficient number of measurement sub-periods (turnover is assessed over the last eight quarterly sub-periods: if a company was in the top 90% in any of the most recent four sub-periods, it receives two points; if it was in the top 90% in any of the latter four sub-periods, it receives one point. A company must attain a “score” of eight points to meet the turnover requirement); and (3) should normally have a listing history of 24 months (there are exceptions for companies that have shorter listing histories but large market values and/or high turnover scores). From the many eligible candidates, final selections are based on the following: (1) the market value and turnover rankings of the companies; (2) the representation of the sub-sectors within the Hang Seng® Index directly reflecting that of the market; and (3) the financial performance of the companies.

Calculation of the Hang Seng® Index

The calculation methodology of the Hang Seng® Index is a free float-adjusted market capitalization weighting with a cap on individual stocks. Under this calculation methodology, shares held by any entities (excluding custodians, trustees, mutual funds and investment companies) which control more than 5% of shares are excluded for index calculation:

•	Strategic holdings (governments and affiliated entities or any other entities which hold substantial shares in the company would be considered as non-freefloat unless otherwise proved);

•	Directors’ and management holdings (directors, members of the board committee, principal officers or founding members);

•	Corporate cross holdings (publicly traded companies or private firms / institutions); and

•	Lock-up shares (shareholdings with a publicly disclosed lock-up arrangement).

A free float-adjusted factor representing the proportion of shares that is free floated as a percentage of the issued shares, is rounded up to the nearest multiple of 5% for the calculation of the Hang Seng® Index and is updated quarterly.

A cap of 15% on individual stock weightings was applied before September 2014. In September 2014, it was decided that the cap would be lowered to 10%. This change will be phased in over a 12-month period through five rounds of Index rebalancing. A cap factor is calculated quarterly to coincide with the regular update of the free float-adjusted factor. Additional re-capping is performed upon constituent changes.

The formula for the index calculation is as follows:

Current Index =

where:

Pt : current price at day t;

Pt-1: closing price at day t-1;

IS: number of issued shares;

FAF: freefloat-adjusted factor, which is between 0 and 1; and

CF: capping factor, which is between 0 and 1.

The following graph shows the monthly historical performance of the Hang Seng® Index in the period from January 2008 through May 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 22, 2015, the closing level of the Hang Seng® Index was 27,080.85.

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Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

Historical Performance of the Hang Seng® Index

This historical data on the Hang Seng® Index is not necessarily indicative of the future performance of the Hang Seng® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Hang Seng® Index during any period set forth above is not an indication that the level of the Hang Seng® Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Hang Seng® Index.

License Agreement

We have entered into an agreement with HSI providing us and certain of our affiliates or subsidiaries with a non-exclusive license and, for a fee, with the right to use the Hang Seng® Index, which is owned and published by HSI, in connection with certain securities, including the notes.

The license agreement provides that the following information must be set forth in this term sheet:

The HANG SENG® INDEX IS published and compiled by HSI Services Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the HANG SENG® Index are proprietary to Hang Seng Data Services Limited. HSI Services Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the HANG SENG® Index by Credit Suisse in connection with the NOTES, BUT NEITHER HSI SERVICES LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE NOTES, OR ANY OTHER PERSON, (i) THE ACCURACY OR COMPLETENESS OF THE HANG SENG® INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF THE HANG SENG® INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF THE HANG SENG® INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE HANG SENG® INDEX IS GIVEN OR MAY BE IMPLIED. The process and basis of computation and compilation of the HANG SENG® Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by HSI Services Limited without notice.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HSI SERVICES LIMITED OR HANG SENG DATA SERVICES LIMITED (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE HANG SENG® INDEX BY CREDIT SUISSE IN CONNECTION WITH THE NOTES; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HSI SERVICES LIMITED IN THE COMPUTATION OF THE HANG SENG® INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE HANG SENG® INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE NOTES, OR ANY OTHER PERSON DEALING WITH THE NOTES AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HSI SERVICES LIMITED AND/OR HANG SENG DATA SERVICES LIMITED IN CONNECTION WITH THE NOTES IN ANY MANNER WHATSOEVER BY ANY BROKER, HOLDER OR

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OTHER PERSON DEALING WITH THE NOTES. Any broker, holder or other person dealing with the NOTES does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on HSI Services Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi- contractual relationship between any broker, holder or other person and HSI Services Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

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Accelerated Return Notes® Linked to an International Equity Index Basket, due September , 2016

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S has advised us as follows: They or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has informed us that at MLPF&S’s discretion and for your benefit, assuming no changes in market conditions from the pricing date, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

MLPF&S has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a MLPF&S account, the value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do; and that estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. Any such price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Credit Suisse or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, the internal funding rate we use in pricing market-linked notes is typically lower than a rate reflecting the yield on our conventional debt securities of similar maturity in the secondary market. Because we use our internal funding rate to determine the value of the theoretical bond component, if on the pricing date our internal funding rate is lower than our secondary market credit rates, the initial estimated value of the notes will be higher than if the initial estimated value was based our secondary market credit rates.

Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Supplemental Use of Proceeds and Hedging” on page PS-15 of product supplement EQUITY INDICES ARN-2.

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Material U.S. Federal Income Tax Considerations

The following discussion is a brief summary of material U.S. federal income tax consequences relating to an investment in the notes. The following summary is not complete and is qualified and supplemented by the discussion under the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page PS-26 of product supplement EQUITY INDICES ARN-2, which you should carefully review prior to investing in the notes.

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of the notes or securities with terms that are substantially the same as those of the notes. Thus, the characterization of the notes is not certain. In the absence of an administrative or judicial ruling to the contrary and pursuant to the terms of the notes, you agree with us, to treat the notes, for U.S. federal income tax purposes, as prepaid financial contracts, with respect to the Market Measure, that are eligible for open transaction treatment. The balance of this discussion assumes that the notes will be treated as prepaid financial contracts. You should be aware that such characterization of the notes is not certain, nor is it binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described below or in the accompanying product supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes.

If the notes are treated as prepaid financial contracts, a U.S. Holder (as defined in the accompanying product supplement) should generally recognize gain or loss upon the sale, exchange or maturity of its notes in an amount equal to the difference between the amount realized at such time and the U.S. Holder’s tax basis in its notes (generally the amount paid for the notes). Such gain or loss generally should be long-term capital gain or loss if the notes have been held for more than one year. For notes with a term of one year or less, such gain or loss will be short-term capital gain or loss.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

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